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                     [DANIELS, MCGOWAN & ASSOC. LETTERHEAD]



June 26, 2002



The Securities and Exchange Commission
Small Business Division
Washington, D.C. 20549

Re:      Form RW
         Registration Withdrawal

To Whom It May Concern:

Please be advised that the Form 10SB filing made on behalf of Double E Corporation on May 31, 2002, Accession Number: 0000950124-02-001977, file number 000-49840, is hereby withdrawn.

Due to changes requested by the management of Double E Corporation it is our opinion that Form 10SB is no longer the appropriate form to use. The company is filing a Registration Statement on Form SB-2.


Respectfully submitted,


/s/ Richard E. Daniels


Richard E. Daniels
Attorney and Agent for
Double E Corporation